THE STALLION GROUP

February 03, 2005

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 0405,
450 Fifth Street,
Washington, D.C. 20549-0405

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	The Stallion Group
Registration Statement on Form SB-2 Filed on February 03, 2005
File Number 333-118360

Based on our telephone discussion with your office on February 02, 2004, we have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable.

Risk 5 – page 11

2.	We have removed the third sentence of the discussion of the risk and have added back in the original last sentence. The risk now reads in its entirety:

“5. As a result of the concurrent offering between selling shareholders and Stallion, the offering by Stallion may not be fully subscribed.

Stallion and the selling shareholders will be offering their shares at the same time. The sale of shares by the selling shareholders is not contingent upon the Company selling the minimum offering. However, it is possible that we will approach some of the same potential investors and, therefore, if there is a conflict, it is possible that we may not be able to fully subscribe our offering.”

Yours truly,
THE STALLION GROUP

     /s/ "Gerald W. Williams"

Gerald W. Williams
President

5728 – 125A Street, Surrey, B.C.     V3X 3G8     Canada
Phone: (604) 597-0028     Fax: (604) 590-3123     e-mail: gwwilliams@shaw.ca